UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: July 21, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: July 21, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release:	Immediate	July 21, 2015

CP reports Q2 2015 diluted earnings per share of C$2.36; adjusted EPS of $2.45

Revises full-year 2015 earnings outlook

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the highest-ever net income for the second quarter and the lowest operating ratio for the period in the company’s history.

Net income rose to a record quarterly high of $390 million, or $2.36 per diluted share, an improvement of 12 percent. Adjusted earnings per share gained 16 percent to $2.45. Revenues were little changed at $1.65 billion.

“CP remains disciplined during this period of economic uncertainty in identifying opportunities to control costs and improve efficiency to offset near-term headwinds,” said E. Hunter Harrison, CP’s Chief Executive Officer. “CP’s achievement on the bottom line came even as a sluggish North American recovery and stubborn global economic softness weighed on commodity prices, forcing producers to reduce output and cut shipments.”

SECOND-QUARTER 2015 HIGHLIGHTS

•	Operating income climbed 10 percent to $646 million

•	OR fell to a second-quarter record 60.9 percent, a 420-basis-point improvement

•	Adjusted earnings per share advanced 16 percent to $2.45

“Even in the face of this economic slowdown, CP’s commitment to providing the best service at the lowest cost will continue to serve us well moving forward,” Harrison said. “The positive CP story is based on a business model that allows for flexibility – we are nimble, efficient, and able to respond to the ever-changing economic climate.”

UPDATED FINANCIAL EXPECTATIONS FOR 2015

The company expects revenue growth to be 2-3 percent, operating ratio to be below 62 percent, and 2015 annual adjusted diluted EPS of $10.00 to $10.40.

Key assumptions for the updated full year 2015 financial expectations include:

•	Canadian to U.S. dollar average exchange rate of $1.25

•	An effective income tax rate (excluding discrete items) of 27.5 percent

•	Defined benefit pension expense of approximately $35 million, compared with 2014 pension income of $52 million

•	Capital expenditures of approximately $1.5 billion

•	Average On Highway Diesel (“OHD”) price of U.S. $2.80-$2.90

•	Current share repurchase plan expected to be completed by calendar year-end

Further, CP will no longer be exempt from the regular SEC reporting requirements in 2016 because a majority of its board was comprised of U.S. citizens or residents as of June 30, 2015 (the relevant date for determining foreign private issuer status for U.S. SEC reporting purposes in 2016). This follows a determination that the resignation of Stephen Tobias from the board occurred on July 3, 2015.

Accordingly, CP plans to follow the regular SEC reporting requirements effective January 1, 2016, file an annual report on Form 10-K for the year ended December 31, 2015 and file regular periodic reports under both Canadian and U.S. law thereafter.

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, including our 2015 full-year guidance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014
Revenues
Freight	$1,610	$1,642	$3,240	$3,116
Non-freight	41	39	76	74

Total revenues	1,651	1,681	3,316	3,190

Operating expenses
Compensation and benefits	308	342	686	687
Fuel	185	273	380	544
Materials	45	47	97	99
Equipment rents	46	40	88	81
Depreciation and amortization	145	137	291	278
Purchased services and other (Note 4)	276	255	516	491

Total operating expenses	1,005	1,094	2,058	2,180

Operating income	646	587	1,258	1,010
Less:
Other income and charges (Note 5)	(5)	3	68	3
Net interest expense	84	69	169	139

Income before income tax expense	567	515	1,021	868

Income tax expense (Note 6)	177	144	311	243

Net income	$390	$371	$710	$625

Earnings per share (Note 7)
Basic earnings per share	$2.38	$2.13	$4.32	$3.57
Diluted earnings per share	$2.36	$2.11	$4.28	$3.54

Weighted-average number of shares (in millions) (Note 7)
Basic	163.7	174.4	164.3	174.9
Diluted	165.0	175.9	165.7	176.5

Dividends declared per share	$0.3500	$0.3500	$0.7000	$0.7000

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014

Net income	$390	$371	$710	$625

Net gain (loss) on foreign currency translation adjustments, net of hedging activities	7	7	(30)	7

Change in derivatives designated as cash flow hedges	36	(1)	(33)	(2)

Change in pension and post-retirement defined benefit plans (Note 3)	66	31	138	62

Other comprehensive income before income tax recovery	109	37	75	67

Income tax (expense) recovery	(35)	(24)	11	(16)

Other comprehensive income (Note 3)	74	13	86	51

Comprehensive income	$464	$384	$796	$676

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT,

(in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$185	$226
Accounts receivable, net	686	702
Materials and supplies	174	177
Deferred income taxes	69	56
Other current assets	99	116

	1,213	1,277

Investments	134	112
Properties	15,104	14,438
Assets held for sale (Note 8)	198	182
Goodwill and intangible assets	189	176
Pension asset (Note 13)	469	304
Other assets (Note 2)	83	117

Total assets	$17,390	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,331	$1,277
Long-term debt maturing within one year (Note 9)	90	134

	1,421	1,411

Pension and other benefit liabilities (Note 13)	759	755
Other long-term liabilities	362	432
Long-term debt (Notes 2 and 9)	6,611	5,625
Deferred income taxes	2,986	2,773

Total liabilities	12,139	10,996

Shareholders’ equity
Share capital (Note 10)	2,151	2,185
Additional paid-in capital	40	36
Accumulated other comprehensive loss (Note 3)	(2,133)	(2,219)
Retained earnings	5,193	5,608

	5,251	5,610

Total liabilities and shareholders’ equity	$17,390	$16,606

Certain of the comparative figures have been reclassified to be consistent with the 2015 presentation (Note 2).

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014
Operating activities
Net income	$390	$371	$710	$625
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	145	137	291	278
Deferred income taxes (Note 6)	74	(15)	106	74
Pension funding in excess of expense (Note 13)	(20)	(33)	(30)	(65)
Other operating activities, net	(38)	23	(15)	40
Change in non-cash working capital balances related to operations	34	162	78	(20)

Cash provided by operating activities	585	645	1,140	932

Investing activities
Additions to properties	(355)	(298)	(618)	(522)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	236	—	236
Proceeds from sale of properties and other assets (Note 4)	8	11	60	16
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	7	—	9
Other (Note 4)	(7)	(1)	13	(1)

Cash used in investing activities	(354)	(45)	(545)	(262)

Financing activities
Dividends paid	(57)	(62)	(115)	(123)
Issuance of CP common shares	11	22	27	36
Purchase of CP common shares (Note 10)	(543)	(447)	(1,072)	(532)
Net issuance (repayment) of commercial paper (Note 9)	369	—	(224)	—
Issuance of long-term debt, excl. commercial paper (Note 9)	—	—	810	—
Repayment of long-term debt, excl. commercial paper (Note 9)	(9)	(11)	(67)	(154)

Cash used in financing activities	(229)	(498)	(641)	(773)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	(12)	5	(4)

Cash position
Increase (decrease) in cash and cash equivalents	1	90	(41)	(107)
Cash and cash equivalents at beginning of period	184	279	226	476

Cash and cash equivalents at end of period	$185	$369	$185	$369

Supplemental disclosures of cash flow information:
Income taxes paid	$62	$30	$59	$39
Interest paid	$94	$88	$161	$160

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	710	710
Other comprehensive income (Note 3)	—	—	—	86	—	86
Dividends declared	—	—	—	—	(115)	(115)
Effect of stock-based compensation expense	—	—	10	—	—	10
CP common shares repurchased (Note 10)	(5.2)	(70)	—	—	(1,010)	(1,080)
Shares issued under stock option plans (Note 12)	0.4	36	(6)	—	—	30

Balance at June 30, 2015	161.3	$2,151	$40	$(2,133)	$5,193	$5,251

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	625	625
Other comprehensive income (Note 3)	—	—	—	51	—	51
Dividends declared	—	—	—	—	(122)	(122)
Effect of stock-based compensation expense	—	—	11	—	—	11
CP common shares repurchased (Note 10)	(3.2)	(42)	—	—	(523)	(565)
Shares issued under stock option plans (Note 12)	0.6	50	(11)	—	—	39

Balance at June 30, 2014	172.8	$2,248	$34	$(1,452)	$6,306	$7,136

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements, except for the accounting change discussed in Note 2.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with current presentation.

Long-term debt issuance costs of $38 million have been presented as a reduction of the carrying value of “Long-term debt” as at June 30, 2015. The comparative period has been adjusted for the retrospective change in accounting principle with a reclassification of $34 million from “Other assets” against the carrying value of “Long-term debt” as at December 31, 2014. There was no impact on the income statement as a result of the adoption of the provisions of this ASU during the three and six months ended June 30, 2015 and comparative periods.

Future changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended June 30				For the six months ended June 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)

Opening balance, 2015	$125	$(103)	$(2,229)	$(2,207)	$115	$(52)	$(2,282)	$(2,219)

Other comprehensive income (loss) before reclassifications	—	26	—	26	10	(26)	5	(11)

Amounts reclassified from accumulated other comprehensive income	—	—	48	48	—	1	96	97

Net current-period other comprehensive income (loss)	—	26	48	74	10	(25)	101	86

Closing balance, 2015	$125	$(77)	$(2,181)	$(2,133)	$125	$(77)	$(2,181)	$(2,133)

Opening balance, 2014	$122	$(16)	$(1,571)	$(1,465)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	(8)	(10)	—	(18)	9	—	—	9

Amounts reclassified from accumulated other comprehensive income (loss)	—	8	23	31	—	(3)	45	42

Net current-period other comprehensive income (loss)	(8)	(2)	23	13	9	(3)	45	51

Closing balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$114	$(18)	$(1,548)	$(1,452)

(1)	Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014

Amortization of prior service costs(a)	$(2)	$(17)	$(3)	$(34)
Recognition of net actuarial loss(a)	67	48	134	96

Total before income tax	65	31	131	62
Income tax recovery	(17)	(8)	(35)	(17)

Net of income tax	$48	$23	$96	$45

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Operating expenses”.

5	Other income and charges

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Foreign exchange loss (gain) on long-term debt	$(10)	$—	$54	$—
Other foreign exchange losses (gains)	—	(1)	6	(4)
Other	5	4	8	7

Total other income and charges	$(5)	$3	$68	$3

6	Income taxes

	For the three months		For the six months
	ended June 30		ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Current income tax expense	$103	$159	$205	$169
Deferred income tax expense (recovery)	74	(15)	106	74

Income tax expense	$177	$144	$311	$243

During the three months ended June 30, 2015, legislation was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the quarter related to the revaluation of its deferred income tax balances as at January 1, 2015.

The estimated 2015 annualized effective tax rate for the three and six months ended June 30, 2015, excluding discrete items (Foreign exchange loss on long-term debt included in “Other income and charges” and revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase), is 27.5% (28.0% for the three and six months ended June 30, 2014).

The effective tax rate for the three and six months ended June 30, 2015, including discrete items, is 31.3% and 30.5%, respectively.

The higher rates for the three and six months ended June 30, 2015 compared to the estimated 2015 annualized effective tax rate was the result of the income tax expense of $23 million in the second quarter related to the revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

7	Earnings per share

At June 30, 2015, the number of shares outstanding was 161.3 million (June 30, 2014 – 172.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2015	2014	2015	2014

Weighted-average basic shares outstanding	163.7	174.4	164.3	174.9
Dilutive effect of stock options	1.3	1.5	1.4	1.6

Weighted-average diluted shares outstanding	165.0	175.9	165.7	176.5

For the three and six months ended June 30, 2015, there were 175,068 options and 87,976 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2014 – 124,093 and 120,930, respectively).

8	Assets held for sale

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York. The assets expected to be sold to NS, for proceeds of approximately U.S. $215 million subject to closing adjustments, have been classified as “Assets held for sale” on the Company’s Consolidated Balance Sheets at June 30, 2015 and December 31, 2014. The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, is expected to close later in 2015.

9	Debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) cash (see Note 11). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at June 30, 2015, the Company had total commercial paper borrowings of U.S. $500 million (CDN $625 million), presented in “Long-term debt” on the Interim Consolidated Balance Sheets (December 31, 2014 – U.S. $675 million (CDN $783 million)) as the Company has the intent and ability to renew these borrowings on a long term basis. The weighted-average interest rate on these borrowings was 0.48% (December 31, 2014 – 0.44%).

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

9	Debt (continued)

Revolving credit facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at June 30, 2015, the Company satisfied the thresholds stipulated in both the existing and amended financial covenant.

10	Shareholders’ Equity

On March 16, 2015, the Company announced the renewal of its Board of Directors approved normal course issuer bid (“bid” or “NCIB”), commencing March 18, 2015 to March 17, 2016, to purchase up to 9.14 million of its outstanding Common shares for cancellation.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014

Number of common shares repurchased	3,058,900	2,702,232	5,233,688	3,269,982
Weighted-average price per share(1)	$193.10	$176.86	$206.40	$172.90
Amount of repurchase (in millions)(1)	$590	$478	$1,080	$565

(1)	Includes brokerage fees.

11	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”), and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company applied inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread, as well as those of its counterparties, in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $7,669 million at June 30, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $6,701 million at June 30, 2015 (December 31, 2014 – $5,759 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

11	Financial instruments (continued)

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel, and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments, or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2015 was an unrealized FX gain of $58 million and an unrealized FX loss of $298 million, respectively (three and six months ended June 30, 2014 – unrealized FX gain of $119 million and loss of $12 million, respectively). There was no ineffectiveness during the three and six months ended June 30, 2015 and comparative periods.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

11	Financial instruments (continued)

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the same period. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%. The fair value of these derivative instruments was a loss of U.S. $50 million (CDN $63 million) at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” until the underlying notes, which were hedged, are repaid. A loss of $1 million and $2 million related to these previously settled derivatives has been reclassified to “Net interest expense” for the three and six months ended June 30, 2015, respectively. The Company expects during the next 12 months, $6 million of losses will be reclassified to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense” during the first three months of 2015.

As at June 30, 2015 the unrealized loss of $22 million derived from the remaining forward starting swaps was included in “Accounts payable and accrued liabilities” with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statements of Comprehensive Income.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at June 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million are outstanding. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”.

A negligible realized gain was reclassified from “Accumulated other comprehensive loss” to “Net interest expense” related to settled derivatives in the three and six months ended June 30, 2015.

At June 30, 2015, a negligible unrealized loss from the outstanding derivatives was recorded in “Accounts payable and accrued liabilities” on the Interim Consolidated Balance Sheets with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statements of Comprehensive Income.

At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Consolidated Balance Sheets was not significant. The offset was reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

12	Stock-based compensation

At June 30, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in a recovery of $5 million and expense of $24 million for the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 an expense of $39 million and $61 million, respectively).

Regular options

In the six months ended June 30, 2015, under CP’s stock option plans, the Company issued 315,724 regular options at the weighted-average price of $218.93 per share, based on the closing price on the grant date.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

12	Stock-based compensation (continued)

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $16 million. The weighted-average fair value assumptions were approximately:

For the six months ended June 30, 2015

Grant price	$218.93
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.09%
Expected stock price volatility(3)	25.83%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$49.76

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the six months ended June 30, 2015, the Company issued 137,222 PSUs with a grant date fair value of approximately $29 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance factor and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the six months ended June 30, 2015, the Company granted 15,652 DSUs with a grant date fair value of approximately $3 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

13	Pensions and other benefits

In the three and six months ended June 30, 2015, the Company made contributions of $20 million and $41 million, respectively (three and six months ended June 30, 2014 - $20 million and $39 million, respectively) to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits, including the recognition of an $11 million gain related to legacy pension plans, in the three and six months ended June 30, 2015 included the following components:

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

13	Pensions and other benefits (continued)

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014

Current service cost (benefits earned by employees in the period)	$32	$26	$3	$4
Interest cost on benefit obligation	116	119	5	6
Expected return on fund assets	(212)	(189)	—	—
Recognized net actuarial loss	66	48	1	—
Amortization of prior service costs	(2)	(17)	—	—

Net periodic benefit (recovery) cost	$—	$(13)	$9	$10

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014

Current service cost (benefits earned by employees in the period)	$64	$53	$6	$7
Interest cost on benefit obligation	231	238	10	12
Expected return on fund assets	(413)	(378)	—	—
Recognized net actuarial loss	132	95	2	1
Amortization of prior service costs	(3)	(34)	—	—

Net periodic benefit (recovery) cost	$11	$(26)	$18	$20

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

14	Contingencies (continued)

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and the shipper, Western Petroleum, and its parent, World Fuel Services.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. In response to CP’s motion to withdraw the bankruptcy court reference, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. Because the trustee maintained that conduct subject to Canadian regulation prevailed CP moved to dismiss for want of personal jurisdiction. That motion will be heard on August 18, 2015.

On March 31, 2015, the Canadian Monitor in the MM&A bankruptcy filed a Plan of Arrangement under the Companies’ Creditors Arrangement Act (“CCAA”) whereby the Monitor sought court approval of the Plan. On July 13, 2015, the Quebec Superior court approved MM&A’s Plan of arrangement. Subject to this judgement becoming a final judgement and subject to approval by the U.S. Court, the plan will provide for the distribution of a fund of approximately $430 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund for any further liability. Moreover, the Plan of arrangement provides for broadly worded third-party releases and channeling injunctions. CP has not contributed to the fund.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights. Western Fuels is part of the World Fuels group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned all Carmack claims to the trustee. So far the trustee has not pursued Carmack claims against CP, but both the World Fuels group and the trustee have maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuels group or Irving Oil associated with the derailment.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2015 was $3 million and $6 million, respectively (three and six months ended June 30, 2014 – $nil and $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2015 was $94 million (December 31, 2014 – $91 million). Payments are expected to be made over 10 years to 2025.

Summary of Rail Data

Second Quarter						Year-to-date
2015	2014	Change	%		Financial (millions, except per share data)	2015	2014	Change	%

					Revenues
$1,610	$1,642	$(32)	(2)		Freight revenues	$3,240	$3,116	$124	4
41	39	2	5		Non-freight revenues	76	74	2	3

1,651	1,681	(30)	(2)		Total revenues	3,316	3,190	126	4

					Operating expenses
308	342	(34)	(10)		Compensation and benefits	686	687	(1)	—
185	273	(88)	(32)		Fuel	380	544	(164)	(30)
45	47	(2)	(4)		Materials	97	99	(2)	(2)
46	40	6	15		Equipment rents	88	81	7	9
145	137	8	6		Depreciation and amortization	291	278	13	5
276	255	21	8		Purchased services and other	516	491	25	5

1,005	1,094	(89)	(8)		Total operating expenses	2,058	2,180	(122)	(6)

646	587	59	10		Operating income	1,258	1,010	248	25

					Less:

(5)	3	(8)	(267)		Other income and charges	68	3	65	2,167
84	69	15	22		Net interest expense	169	139	30	22

567	515	52	10		Income before income tax expense	1,021	868	153	18

177	144	33	23		Income tax expense	311	243	68	28

$390	$371	$19	5		Net income	$710	$625	$85	14

60.9	65.1	(4.2)	(420	) bps	Operating ratio (%)	62.1	68.3	(6.2)	(620	) bps

$2.38	$2.13	$0.25	12		Basic earnings per share	$4.32	$3.57	$0.75	21

$2.36	$2.11	$0.25	12		Diluted earnings per share	$4.28	$3.54	$0.74	21

					Shares Outstanding

163.7	174.4	(10.7)	(6)		Weighted average number of shares outstanding (millions)	164.3	174.9	(10.6)	(6)

165.0	175.9	(10.9)	(6)		Weighted average number of diluted shares outstanding (millions)	165.7	176.5	(10.8)	(6)

					Foreign Exchange

0.81	0.91	(0.10)	(11)		Average foreign exchange rate (US$/Canadian$)	0.81	0.91	(0.10)	(11)

1.23	1.10	0.13	12		Average foreign exchange rate (Canadian$/US$)	1.23	1.10	0.13	12

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%

				Commodity Data

				Freight Revenues (millions)
$255	$252	$3	1	- Canadian Grain	$511	$473	$38	8
106	115	(9)	(8)	- U.S. Grain	243	221	22	10
167	165	2	1	- Coal	327	313	14	4
106	101	5	5	- Potash	199	181	18	10
67	64	3	5	- Fertilizers and sulphur	138	118	20	17
61	52	9	17	- Forest products	118	100	18	18
171	155	16	10	- Chemicals and plastics	349	302	47	16
81	114	(33)	(29)	- Crude	179	218	(39)	(18)
160	170	(10)	(6)	- Metals, minerals, and consumer products	319	331	(12)	(4)
91	104	(13)	(13)	- Automotive	173	192	(19)	(10)
192	200	(8)	(4)	- Domestic intermodal	386	377	9	2
153	150	3	2	- International intermodal	298	290	8	3

$1,610	$1,642	$(32)	(2)	Total Freight Revenues	$3,240	$3,116	$124	4

				Millions of Revenue Ton-Miles (RTM)
6,622	7,074	(452)	(6)	- Canadian Grain	13,027	12,920	107	1
2,184	2,679	(495)	(18)	- U.S. Grain	5,128	5,218	(90)	(2)
5,894	5,941	(47)	(1)	- Coal	11,598	11,382	216	2
4,514	4,114	400	10	- Potash	8,189	7,407	782	11
935	1,130	(195)	(17)	- Fertilizers and sulphur	2,050	2,204	(154)	(7)
1,061	1,003	58	6	- Forest products	2,080	1,923	157	8
3,423	3,326	97	3	- Chemicals and plastics	6,993	6,532	461	7
2,796	3,816	(1,020)	(27)	- Crude	5,828	7,174	(1,346)	(19)
2,172	2,698	(526)	(19)	- Metals, minerals, and consumer products	4,455	5,411	(956)	(18)
496	597	(101)	(17)	- Automotive	915	1,111	(196)	(18)
3,063	3,003	60	2	- Domestic intermodal	6,087	5,637	450	8
3,121	3,048	73	2	- International intermodal	5,994	5,885	109	2

36,281	38,429	(2,148)	(6)	Total RTMs	72,344	72,804	(460)	(1)

				Freight Revenue per RTM (cents)
3.86	3.56	0.30	8	- Canadian Grain	3.92	3.66	0.26	7
4.85	4.31	0.54	13	- U.S. Grain	4.74	4.24	0.50	12
2.83	2.79	0.04	1	- Coal	2.82	2.75	0.07	3
2.34	2.46	(0.12)	(5)	- Potash	2.43	2.44	(0.01)	—
7.12	5.61	1.51	27	- Fertilizers and sulphur	6.73	5.35	1.38	26
5.73	5.20	0.53	10	- Forest products	5.69	5.19	0.50	10
4.99	4.67	0.32	7	- Chemicals and plastics	4.99	4.63	0.36	8
2.92	2.99	(0.07)	(2)	- Crude	3.09	3.04	0.05	2
7.37	6.27	1.10	18	- Metals, minerals, and consumer products	7.15	6.11	1.04	17
18.37	17.37	1.00	6	- Automotive	18.89	17.31	1.58	9
6.26	6.66	(0.40)	(6)	- Domestic intermodal	6.35	6.69	(0.34)	(5)
4.90	4.94	(0.04)	(1)	- International intermodal	4.97	4.93	0.04	1

4.44	4.27	0.17	4	Total Freight Revenue per RTM	4.48	4.28	0.20	5

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%

				Carloads (thousands)
72	78	(6)	(8)	- Canadian Grain	133	140	(7)	(5)
33	44	(11)	(25)	- U.S. Grain	73	83	(10)	(12)
84	82	2	2	- Coal	166	160	6	4
37	33	4	12	- Potash	68	61	7	11
15	16	(1)	(6)	- Fertilizers and sulphur	32	31	1	3
15	15	—	—	- Forest products	30	29	1	3
51	49	2	4	- Chemicals and plastics	102	94	8	9
19	25	(6)	(24)	- Crude	41	49	(8)	(16)
54	60	(6)	(10)	- Metals, minerals, and consumer products	109	116	(7)	(6)
36	37	(1)	(3)	- Automotive	66	67	(1)	(1)
106	110	(4)	(4)	- Domestic intermodal	209	207	2	1
146	140	6	4	- International intermodal	281	270	11	4

668	689	(21)	(3)	Total Carloads	1,310	1,307	3	—

				Freight Revenue per Carload
$3,546	$3,219	$327	10	- Canadian Grain	$3,852	$3,374	$478	14
3,187	2,645	542	20	- U.S. Grain	3,308	2,675	633	24
1,996	2,027	(31)	(2)	- Coal	1,968	1,963	5	—
2,854	3,046	(192)	(6)	- Potash	2,933	2,983	(50)	(2)
4,508	3,925	583	15	- Fertilizers and sulphur	4,381	3,770	611	16
3,902	3,502	400	11	- Forest products	3,880	3,452	428	12
3,354	3,185	169	5	- Chemicals and plastics	3,427	3,213	214	7
4,294	4,524	(230)	(5)	- Crude	4,404	4,452	(48)	(1)
2,946	2,810	136	5	- Metals, minerals, and consumer products	2,911	2,839	72	3
2,541	2,798	(257)	(9)	- Automotive	2,610	2,850	(240)	(8)
1,812	1,822	(10)	(1)	- Domestic intermodal	1,852	1,825	27	1
1,047	1,074	(27)	(3)	- International intermodal	1,058	1,074	(16)	(1)

$2,409	$2,383	$26	1	Total Freight Revenue per Carload	$2,473	$2,384	$89	4

Summary of Rail Data (Page 4)

Second Quarter					Year-to-date
2015	2014 (1)	Change	%		2015	2014 (1)	Change	%

				Operations Performance

66,435	70,756	(4,321)	(6)	Freight gross ton-miles (millions)	131,620	132,853	(1,233)	(1)
36,281	38,429	(2,148)	(6)	Revenue ton-miles (millions)	72,344	72,804	(460)	(1)
8,649	9,297	(648)	(7)	Train miles (thousands)	17,133	18,066	(933)	(5)
8,261	8,149	112	1	Average train weight - excluding local traffic (tons)	8,227	7,895	332	4
6,991	6,790	201	3	Average train length - excluding local traffic (feet)	6,884	6,541	343	5
6.7	8.6	(1.9)	(22)	Average terminal dwell (hours)	8.6	9.4	(0.8)	(9)
21.7	18.0	3.7	21	Average network train speed (mph)	20.5	17.1	3.4	20
0.996	1.004	(0.008)	(1)	Fuel efficiency(2)	1.023	1.055	(0.032)	(3)
65.5	70.3	(4.8)	(7)	U.S. gallons of locomotive fuel consumed (millions)(3)	133.4	138.7	(5.3)	(4)
2.30	3.53	(1.23)	(35)	Average fuel price (U.S. dollars per U.S. gallon)	2.31	3.58	(1.27)	(35)

14,150	14,787	(637)	(4)	Total employees (average)(4)	14,119	14,516	(397)	(3)
14,069	14,736	(667)	(5)	Total employees (end of period)(4)	14,069	14,736	(667)	(5)
14,128	14,960	(832)	(6)	Workforce (end of period)(5)	14,128	14,960	(832)	(6)

				Safety

1.44	1.74	(0.30)	(17)	FRA personal injuries per 200,000 employee-hours	1.74	1.67	0.07	4
1.04	1.15	(0.11)	(10)	FRA train accidents per million train-miles	1.25	1.14	0.11	10

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

Non-GAAP Measures - Unaudited

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other significant items that are not among the Company’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted earnings, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are neither normal course business activities or among our normal ongoing revenues and operating expenses.

Items that impacted reported second-quarter 2015 earnings include:

•	a $10 million gain ($9 million after-tax) due to foreign exchange translation on U.S. dollar-denominated debt which favourably impacted Diluted EPS by 5 cents

•	an income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate which unfavourably impacted Diluted EPS by 14 cents

There were no significant items in the second quarter of 2014.

Items that impacted reported six months ended 2015 and 2014 earnings, in addition to those discussed above, include:

2015:

•	in the first quarter, a $64 million charge ($55 million after-tax) due to foreign exchange translation on U.S. dollar-denominated debt which unfavourably impacted Diluted EPS by 34 cents

2014:

•	in the first quarter, a $4 million recovery ($3 million after-tax) for experience gains from the Company’s 2012 labour restructuring initiative which favourably impacted Diluted EPS by 2 cents

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted earnings and Adjusted EPS to Net income and Diluted earnings per share, respectively.

Income	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Income, excluding significant items	$404	$371	$779	$622

Add significant items, net of tax:
Labour restructuring	—	—	—	3
Impact of foreign exchange translation on U.S. dollar-denominated debt	9	—	(46)	—
Income tax rate change	(23)	—	(23)	—

Net income as reported	$390	$371	$710	$625

	For the three months ended June 30		For the six months ended June 30
Diluted earnings per share	2015	2014	2015	2014
Diluted earnings per share, excluding significant items	$2.45	$2.11	$4.70	$3.52

Add significant items:
Labour restructuring	—	—	—	0.02
Impact of foreign exchange translation on U.S. dollar-denominated debt	0.05	—	(0.28)	—
Income tax rate change	(0.14)	—	(0.14)	—

Diluted earnings per share as reported	$2.36	$2.11	$4.28	$3.54

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

Reconciliation of Free Cash to GAAP cash position(1)	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash provided by operating activities	$585	$645	$1,140	$932
Cash used in investing activities	(354)	(45)	(545)	(262)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(7)	—	(9)
Dividends paid	(57)	(62)	(115)	(123)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	(12)	5	(4)

Free cash(1)	173	519	485	534
Cash used in financing activities, excluding dividend payment	(172)	(436)	(526)	(650)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	7	—	9

Decrease in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	1	90	(41)	(107)
Cash and cash equivalents at beginning of period	184	279	226	476

Cash and cash equivalents at end of period	$185	$369	$185	$369

(1)	Free cash and cash equivalents provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at a constant currency are obtained by translating the previous period results in U.S. dollars at the foreign exchange rate of the comparable period of the current year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended June 30					For the six months ended June 30
			Variance	Adjusted	FX Adj.			Variance	Adjusted	FX Adj.
(in millions of Canadian dollars)	2015	2014	due to FX	2014(1)	%(1)	2015	2014	due to FX	2014(1)	%(1)
Freight revenues	$1,610	$1,642	$104	$1,746	(8%)	$3,240	$3,116	$206	$3,322	(2%)
Non-freight revenues	41	39	—	39	5%	76	74	—	74	3%

Total revenues	1,651	1,681	104	1,785	(8%)	3,316	3,190	206	3,396	(2%)
Total operating expenses	1,005	1,094	58	1,152	(13%)	2,058	2,180	124	2,304	(11%)

Operating income	$646	$587	$46	$633	2%	$1,258	$1,010	$82	$1,092	15%

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.